FY2005 Consolidated Financial Results
                     (Prepared in accordance with U.S. GAAP)
                           (Year ended March 31, 2006)


                                                                  April 26, 2006

Company name                                 : Advantest Corporation
                                               (URL http://www.advantest.co.jp/investors/)
                                                    -------------------------------------
Stock exchanges on which shares are listed   : Tokyo Stock Exchange
Stock code number                            : 6857
Location of head office                      : Tokyo Prefecture
Company representative                       : Toshio Maruyama, Representative Board Director, President and
                                               CEO
Contact person                               : Hiroshi Nakamura, Manager, Accounting Department
                                               (03) 3214-7500
Date of Board meeting to approve the
financial results                            : April 26, 2006
Adoption of U.S. GAAP                        : Yes

1. Consolidated Results of FY2005 (April 1, 2005 through March 31, 2006)
(1) Consolidated Financial Results

------------ ------------------------------------ ---------------------------------- -----------------------------
                          Net sales                       Operating income            Income before income taxes
------------ ------------------------------------ ---------------------------------- -----------------------------
                   Million Yen      % increase        Million Yen       % increase     Million Yen     % increase
FY2005               253,922              6.0            64,458                6.2         67,454             9.1
FY2004               239,439             37.4            60,719               96.1         61,808           114.0
------------ --------------------- -------------- --------------------- ------------ ----------------- -----------

------------ ----------------------- -------------- --------------- ------------ ---------------- ----------------
                                                                                      Ratio of        Ratio of
                                       Net income     Net income     Return on      income before   income before
                   Net income          per share      per share        equity       income taxes    income taxes
                                        (basic)       (diluted)                    to total assets   to net sales
------------ ------------ ---------- -------------- --------------- ------------ ---------------- ----------------
             Million Yen  % increase          Yen            Yen             %                 %               %
FY2005             41,374       8.7        446.34         443.96          17.8              20.8            26.6
FY2004             38,078     119.7        389.54         388.51          17.8              19.7            25.8
------------ ------------ ---------- -------------- --------------- ------------ ---------------- ----------------


Note 1: There were no investments in affiliates that have been accounted for under the equity method in FY2005 and FY2004, respectively.
Note 2:  No change in accounting policies during FY2005.
Note 3: Average number of shares outstanding on a consolidated basis was 92,694,513 shares during FY2005 and 97,750,345 shares during FY2004.
Note 4: The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year. The multiples shown for operating income, income before income taxes and net income are changes in comparison to the corresponding period of the previous fiscal year.

(2)  Consolidated Financial Position

----------------- ----------------------- ------------------------ ----------------------- -----------------------
                       Total assets        Stockholders' equity    Equity-to-assets ratio   Stockholders' equity
                                                                                                 per share
----------------- ----------------------- ------------------------ ----------------------- -----------------------
                          Million Yen             Million Yen                      %                      Yen
FY2005                        350,776                 257,927                   73.5                 2,763.71
FY2004                        296,769                 206,749                   69.7                 2,236.97
----------------- ----------------------- ------------------------ ----------------------- -----------------------

Note: Outstanding number of shares on a consolidated basis at year end was 93,326,649 shares in FY2005 and 92,423,615 shares in FY2004.

(3)  Consolidated Cash Flows

----------------- ----------------------- ------------------------ ----------------------- -----------------------
                     Cash flows from          Cash flows from         Cash flows from          Cash and cash
                   operating activities    investing activities     financing activities   equivalents at end of
                                                                                                   period
----------------- ----------------------- ------------------------ ----------------------- -----------------------
                          Million Yen              Million Yen              Million Yen            Million Yen
FY2005                         59,480                  (8,542)                 (18,336)                157,925
FY2004                         90,327                  (8,250)                 (63,036)                120,986
----------------- ----------------------- ------------------------ ----------------------- -----------------------

(4)  Scope of Consolidation and Equity Method
     Number of consolidated subsidiaries: 40 companies
     Number of unconsolidated subsidiaries: none
     Number of affiliates accounted for under the equity method: none

(5)  Changes in Scope of Consolidation and Equity Method
     Consolidated subsidiaries
         (Newly included)           1 company
         (Excluded)                 none
     Affiliates accounted for under the equity method
         (Newly included)           none
         (Excluded)                 none

2. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)
---------------- ----------------- --------------------- -------------------
                     Net sales         Income before         Net income
                                       income taxes
---------------- ----------------- --------------------- -------------------
                     Million Yen       Million Yen           Million Yen
FY2006 interim         130,000           35,000                21,000
FY2006                 265,000           72,000                44,000
---------------- ----------------- --------------------- -------------------

(Reference) Projected net income per share for the fiscal year: (Y) 471.46

Figures presented in this Earning Digest have been rounded to the nearest million Yen.
For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Fiscal Year" appearing elsewhere in the document.




         Cautionary Statement with Respect to Forward-Looking Statements

         This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

1. Management Policy

Advantest's Basic Management Policy
-----------------------------------

         Advantest believes that its philosophy of management is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy
-----------------

         While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and also aims to increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, Advantest is driven to further strengthen its product development operations and improve production efficiency by selectively focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

         Further, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of our test systems by providing them with a solution for businesses to improve business efficiency.

         On October 1, 2005, Advantest launched a company-wide initiative called "Activate 21". Not only does this initiative, which is set to end with FY2008, continue with the improvements and reforms initiated with "Initiative 21", which ended with the previous fiscal year, but also implements reforms that emphasizes cost and efficiency from a global perspective.

Target Financial Index
----------------------

         Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA(R) (Economic Value Added) *(1), as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% with an aim to increase corporate value and shareholder value.

         *(1)"EVA(R)" is a registered trademark of Stern Stewart & Co.

Basic Policy on Distribution of Profits
---------------------------------------

         Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.

         With respect to the distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts after taking into consideration of business performance and financial condition.

         In response to the new Company Law coming into effect on May 1, 2006, Advantest does not intend to revise its dividend distribution policies and plans to continuingly distribute dividends twice a year, in accordance with the ordinary practice, on the ending dates of the interim period and the fiscal year. Pursuant to Paragraph 1, Article 459 of the Company Law, Advantest plans to submit, to the ordinary general shareholders' meeting to be held at the end of June 2006, a resolution to amend its Articles of Incorporation. This resolution aims to make a resolution by the Board of Directors on dividend matters possible.

         Retained profits will be utilized for research and development, streamlining efforts, overseas expansion and investing in new businesses to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit
--------------------------------------------------------------

         As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and expanding its investor base. Accordingly, Advantest introduced the minimum investment unit of 100 shares.

         As Advantest considers the current liquidity level of its shares to be sufficient and expects any further reduction of investment unit to require significant costs, it is cautious about implementing any further reductions and will do so only after careful consideration of prevailing market conditions, business performance, share prices and other factors.

Matters Relating to Parent Companies
------------------------------------

         Advantest does not have a parent company as of the end of this fiscal year.

2. Business Results and Financial Condition

         (1) Business Results

Fiscal Year Results
-------------------

         During the fiscal year, Advantest's operating environment was very favorable, as stimulated by increased demand for consumer digital products, including portable audio players, and flat screen televisions and personal computers (particularly notebooks computers), and due to an increase in capital expenditures by the semiconductor industry that intended to increase the semiconductor production. In addition, the trend towards a weaker yen in currency exchange was a positive factor.

         Under this environment, Advantest made concentrated efforts to increase orders input received and expand sales with a focus on the introduction of new products for next generation semiconductors that meet customers' demands. Advantest continued to make efforts to implement a thorough inventory control and lead time reduction based on the just-in-time production system, to improve the quality of products and to reduce costs.

         As a result of the above, as compared to the previous fiscal year, orders input received increased by 14.0% to (Y)259.4 billion, net sales increased by 6.0% to (Y)253.9 billion, net income before income taxes for the fiscal year increased by 9.1% to (Y)67.5 billion, and net income for the fiscal year increased by 8.7% to (Y)41.4 billion. Overseas sales as a percentage of total sales were 68.0%, as compared with 74.9% in the previous fiscal year.

Condition of Business by Segment
--------------------------------

(Semiconductor and Component Test System Segment)

         In this segment, as inventory adjustment by IT related industries has rapidly completed from the second half of the previous fiscal year, and thereafter, due to increased demand for consumer digital products, demand for new test systems greatly increased in connection with the increased production of semiconductors.

         In the memory test system market, due to market expansion of NAND type flash memory semiconductors used in products such as portable audio players, sales in test systems for flash memory semiconductors remained strong domestically and overseas. With respect to test systems for DRAM semiconductor, sales remained strong throughout the fiscal year in terms of test systems for DRAM used in consumer digital products and personal computers. Especially, demand for test systems for high-speed memory semiconductors increased domestically and in Taiwan. Each of semiconductor manufacturers implemented, in the second half of the fiscal year, a full scale production of DDR2 semiconductors for DRAM (next generation DRAM) that is high-speed and high-efficiency.

         In the market of non-memory semiconductor test system, stimulated by strong sales in personal computers, sales of the T2000, a test system compatible with OPENSTAR(R)*(2), continually remained strong from the previous fiscal year. In addition, sales in SoC semiconductor test systems for devices used in consumer digital products and test systems for car IC increased. Due to an increase in demand for personal computer monitors and flat screen televisions, sales in non-memory test systems for LCD Driver IC greatly increased domestically and in Taiwan.

         As a result of the above, orders input received was (Y)195.6 billion (14.3% increase in comparison to the previous fiscal year), sales was (Y)191.4 billion (5.9% increase) and operating income was (Y)57.5 billion (13.6% increase).

(Mechatronics System Segment)

         Stimulated by the positive sales of T2000 and test systems for digital consumer products, sales in non-memory semiconductor test handlers remained steady. Sales of memory test handlers was weaker in the first half of the fiscal year, especially due to a delay in the demand for DDR2 to pick up. However, the sales of memory test handlers resulted positive due to an increase in sales of DRAM test systems. Furthermore, sales of device interface products was steady, due to an increase in demand for flash memory semiconductors and semiconductors for SoC.

         As a result, orders input received was (Y)49.5 billion (12.9% increase in comparison with the previous fiscal year), sales was (Y)48.3 billion (4.0% increase) and operating income was (Y)12.0 billion (12.4% decrease).

(Services, Support and Others Segment)

         In this segment, orders input received was (Y)19.3 billion (0.7% increase in comparison with the previous fiscal year), sales was (Y)19.1 billion (3.1% decrease) and operating income was (Y)3.9 billion (13.2% increase).

         *(2)OPENSTAR(R): The name of an open architecture standard published by the STC (Semiconductor Testing Consortium, Inc.). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States, Japan and other countries.



Distribution of Profits
-----------------------

         As described above, due to the increase in capital expenditures by the semiconductor industry, sales in the fiscal year achieved an increase in revenues and profits compared to the previous fiscal year. Although there are potential uncertainties affecting its operating environment, Advantest decided, pursuant to its profit distribution policy described above, to distribute a year end dividend of (Y)45 per share consistent with the revised forecast announced on March 7, 2006. Since Advantest has paid an interim dividend of (Y)25, the total dividend for the fiscal year is expected to be (Y)70 ((Y)50 for the previous fiscal year). Advantest will propose this upward revision at its Sixty-Fourth Ordinary General Meeting of Shareholders.

Prospects for the Upcoming Fiscal Year
--------------------------------------

         With respect to its operating environment in the upcoming fiscal year, Advantest expects to see expanded volume and application of flash memory used for digital consumer products, including mobile telephones, portable audio players and flat screen televisions, and a continuing increase in the demand for non-memory semiconductors. With respect to DRAM semiconductors, Advantest expects a rapid shift to DDR2-type DRAM. Advantest expects an increase in demand for such DRAM, anticipating that computers with a new operation system requiring more memory and game devices will be introduced in the second half of the upcoming fiscal year. Furthermore, continued capital expenditures relating to 300mm wafers by the semiconductor manufactures and foundries are expected.

         On the other hand, restrained capital expenditures as a result of poor supply and demand balance, an issue unique to the semiconductor market, increased prices of raw materials such as oil, currency risk attributable to a strong yen, and strengthened downward pressure on prices as a result of the above-mentioned factors may affect our results.

         In order to respond to these conditions, Advantest plans to continue its efforts to increase orders input received and expand sales through the timely introduction of new products that meets customers' needs by strengthening marketing and development structure. To further strengthen its cost competitiveness, Advantest will make continued efforts to improve profitability by reviewing its operational process company wide and improving manufacturing efficiency.

         As a result of the above, Advantest's current business outlook for the upcoming fiscal year are described below.

         Net sales is expected to increase by 4.4% to 265.0 billion yen; net income before income tax for this fiscal year is expected to increase by 6.7% to
72.0 billion yen; and net income is expected to increase by 6.3% to 44.0 billion yen, each as compared with the current fiscal year.

Profit Distribution Forecast
----------------------------

         Based on the prospects for the upcoming fiscal year and the profit distribution policy described above, Advantest expects to distribute an annual dividend of (Y)70 per share ((Y)35 per share as an interim dividend).


(2) Financial Condition

         Total assets at the end fiscal year end is (Y)350.8 billion, an increase of (Y)54.0 billion compared to the previous fiscal year, due primarily to an increase of (Y)36.9 billion in cash and cash equivalents and (Y)12.9 billion in account receivable compared to the previous fiscal year. Total liabilities are (Y)92.8 billion, an increase of (Y)2.8 billion compared to the previous fiscal year. Shareholders' equity is (Y)257.9 billion after an increase of (Y)41.4 billion in the net profit for the fiscal year. Equity to Assets ratio is 73.5%, an increase by 3.8 point.

(Cash Flow Condition)

         Cash and cash equivalents held at March 31, 2006 were (Y)157.9 billion, an increase of (Y)36.9 billion from March 31, 2005.

         Significant cash flows during this fiscal year and their causes are described below.

         Net cash provided by operating activities was (Y)59.5 billion. This amount was primarily attributable to a net income of (Y)41.4 billion and an increase in income tax payable by (Y)12.5 billion.

         Net cash used in investment activities was an outflow of (Y)8.5 billion. This amount was primarily attributable to capital expenditures of
(Y)7.1 billion, including capital expenditures related to equipment for leasing.

         Net cash used in financing activities was an outflow of (Y)18.3 billion. This amount was primarily attributable to redemption of corporate bonds in the amount of (Y)20.0 billion, dividend payments in the amount of (Y)4.6 billion offset by proceeds from sale of treasury stock in the amount of (Y)6.4 billion.

The following table illustrates the historical movements of certain cash flow indexes:

                                            Year ended March 31,

----------------------------------------------------------------------------------------------------------------
                                               2002           2003           2004          2005           2006
----------------------------------------------------------------------------------------------------------------
Stockholders' equity ratio (%)                  78.3           74.9           67.0          69.7           73.5
----------------------------------------------------------------------------------------------------------------
Stockholders' equity ratio based on            311.4          147.4          253.4         256.0          373.3
market prices(%)
----------------------------------------------------------------------------------------------------------------
Debt to annual cash flow ratio                   3.0            5.4            0.9           0.2            0.0
----------------------------------------------------------------------------------------------------------------
Interest coverage ratio                      1,703.0        1,013.7        5,965.1      20,210.9       14,845.3
----------------------------------------------------------------------------------------------------------------

Stockholders' equity ratio: stockholders' equity / total assets
Stockholders' equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments

(Notes)  1. These indexes are calculated using U.S. GAAP figures.
         2. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
         3. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interests.

                                   Advantest Corporation - Consolidated (FY2005)


Consolidated Financial Statements and other information

Consolidated Balance Sheets

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 FY2004                        FY2005
                                                                         (As of March 31, 2005)        (As of March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Amount       Percentage       Amount       Percentage
                                                               Notes  (in million Yen)     (%)      (in million Yen)     (%)
----------------------------------------------------------------------------------------------------------------------------------

 (Assets)

   Cash and cash equivalents                                                  120,986                       157,925

   Trade accounts receivable, less allowance for doubtful       *1             56,702                        69,567
   accounts

   Inventories                                                                 29,585                        29,911

   Deferred tax assets                                                         13,673                        13,708

   Other current assets                                                         2,985                         4,522
                                                                     -------------------           -------------------
     Total current assets                                                     223,931       75.5            275,633       78.6

   Investment securities                                                        7,772        2.6             12,273        3.5

   Property, plant and equipment, net                           *2             51,364       17.3             50,793       14.5

   Deferred tax assets                                                          8,438        2.9              7,378        2.1

   Intangible assets, at cost, less accumulated amortization                    3,090        1.0              2,858        0.8

   Other assets                                                                 2,174        0.7              1,841        0.5
                                                                     -------------------           -------------------
      Total assets                                                            296,769      100.0            350,776      100.0
                                                                     -------------------           -------------------
 (Liabilities)

   Current portion of long-term debt                                           20,043                            30

   Trade accounts payable                                                      23,196                        32,584

   Income taxes payable                                                         7,278                        19,970

   Accrued expenses                                                            13,865                        12,781

   Accrued warranty expenses                                                    4,090                         4,776

   Deferred revenue                                                             2,220                         2,979

   Other current liabilities                                                    3,302                         3,625
                                                                     -------------------           -------------------
     Total current liabilities                                                 73,994       24.9             76,745       21.9

   Long-term debt, excluding current portion                    *3                 40        0.0                 10        0.0

   Accrued pension and severance cost                                          12,605        4.3             12,292        3.5

   Other liabilities                                                            3,381        1.1              3,802        1.1
                                                                     -------------------           -------------------
     Total liabilities                                                         90,020       30.3             92,849       26.5
                                                                     -------------------           -------------------
----------------------------------------------------------------------------------------------------------------------------------

                                   Advantest Corporation - Consolidated (FY2005)


----------------------------------------------------------------------------------------------------------------------------------
                                                                                 FY2004                        FY2005
                                                                         (As of March 31, 2005)        (As of March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Amount       Percentage       Amount       Percentage
                                                               Notes  (in million Yen)      (%)     (in million Yen)     (%)
----------------------------------------------------------------------------------------------------------------------------------
  (Stockholders' equity)

   Common stock                                                                32,363       10.9             32,363        9.2

   Capital surplus                                                             35,263       11.9             37,147       10.6

   Retained earnings                                                          210,121       70.8            245,090       69.9

   Accumulated other comprehensive income (loss)                *4            (4,878)       (1.6)             1,344        0.3

   Treasury stock                                                            (66,120)      (22.3)          (58,017)      (16.5)
                                                                     -------------------            ------------------
     Total stockholders' equity                                               206,749       69.7            257,927       73.5
                                                                     -------------------            ------------------
     Total liabilities and stockholders' equity                               296,769      100.0            350,776      100.0
                                                                     -------------------            ------------------
----------------------------------------------------------------------------------------------------------------------------------

  (Notes)


                                                                              FY2004                          FY2005
                                                                      (As of March 31, 2005)          (As of March 31, 2006)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Amount                        Amount
                                                                            (in million Yen)              (in million Yen)
----------------------------------------------------------------------------------------------------------------------------------
   *1. Allowance for doubtful accounts                                          2,174                         2,117
----------------------------------------------------------------------------------------------------------------------------------
   *2. Accumulated depreciation on property, plant and equipment               67,914                        72,131
----------------------------------------------------------------------------------------------------------------------------------
   *3. Collateralized assets and secured obligations

       Property, plant and equipment                                              393                             -

       Obligations secured by the above                                            24                             -
----------------------------------------------------------------------------------------------------------------------------------
   *4. Accumulated other comprehensive income (loss)

       Foreign currency translation adjustments                                (6,452)                       (1,378)

       Net unrealized gain (loss) on  available-for-sale securities             1,574                         2,722
----------------------------------------------------------------------------------------------------------------------------------
   5. Net assets per share (in Yen)                                          2,236.97                      2,763.71
----------------------------------------------------------------------------------------------------------------------------------

                                   Advantest Corporation - Consolidated (FY2005)


       Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------------
                                                                                FY2004                        FY2005
                                                                        (April 1, 2004 through        (April 1, 2005 through
                                                                           March 31, 2005)               March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Amount       Percentage       Amount       Percentage
                                                                      (in million Yen)     (%)      (in million Yen)     (%)
----------------------------------------------------------------------------------------------------------------------------------
 Net sales                                                                    239,439      100.0            253,922      100.0

Cost of sales                                                                 115,994       48.4            121,429       47.8
                                                                            -----------                   -----------
   Gross profit                                                               123,445       51.6            132,493       52.2

 Research and development expenses                                             26,280       11.0             26,927       10.6

 Selling, general and administrative expenses                                  36,446       15.2             41,108       16.2
                                                                            -----------                   -----------
   Operating income (loss)                                                     60,719       25.4             64,458       25.4

 Other income (expense):

   Interest and dividend income                                         597                         1,760

   Interest expense                                                   (441)                         (290)

   Minority interests (losses)                                         (84)                             -

   Other                                                              1,017     1,089        0.4    1,526     2,996        1.2
                                                                  ---------------------          --------------------
   Income (loss) before income taxes                                           61,808       25.8             67,454       26.6

 Income taxes                                                                  23,730        9.9             26,080       10.3
                                                                            -----------                   -----------
   Net income (loss)                                                           38,078       15.9             41,374       16.3
                                                                            -----------                   -----------
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                FY2004                        FY2005
                                                                        (April 1, 2004 through        (April 1, 2005 through
                                                                           March 31, 2005)               March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                Amount                        Amount
                                                                               (in Yen)                      (in Yen)
----------------------------------------------------------------------------------------------------------------------------------
  Net income per share (Net loss per share)
    Basic                                                                               389.54                        446.34
    Diluted                                                                             388.51                        443.96
----------------------------------------------------------------------------------------------------------------------------------

                                   Advantest Corporation - Consolidated (FY2005)


       Consolidated Statements of Stockholders' Equity

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 FY2004                        FY2005
                                                                         (April 1, 2004 through        (April 1, 2005 through
                                                                             March 31, 2005)               March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Amount                        Amount
                                                               Notes        (in million Yen)              (in million Yen)
----------------------------------------------------------------------------------------------------------------------------------
  Common stock :

    Balance at beginning of year                                                         32,363                        32,363
                                                                      ------------------------------------------------------------
    Balance at end of year                                                               32,363                        32,363
                                                                      ------------------------------------------------------------
  Capital surplus :

    Balance at beginning of year                                                         32,973                        35,263

    Stock option compensation expense                                                     2,290                         1,884
                                                                      ------------------------------------------------------------
    Balance at end of year                                                               35,263                        37,147
                                                                      ------------------------------------------------------------
  Retained earnings :

    Balance at beginning of year                                                        177,404                       210,121

    Net income (loss)                                                                    38,078                        41,374

    Cash dividends                                                                      (4,915)                       (4,625)

    Loss on disposal of treasury stock                                                    (446)                       (1,780)
                                                                      ------------------------------------------------------------
    Balance at end of year                                                              210,121                       245,090
                                                                      ------------------------------------------------------------
  Accumulated other comprehensive income (loss) :

    Balance at beginning of year                                                        (8,061)                       (4,878)

    Other comprehensive income (loss), net of tax                                         3,183                         6,222
                                                                      ------------------------------------------------------------
    Balance at end of year                                                              (4,878)                         1,344
                                                                      ------------------------------------------------------------
  Treasury stock :

    Balance at beginning of year                                                       (12,911)                      (66,120)

    Treasury stock purchased                                                           (54,513)                          (55)

    Exercise of stock options                                                             1,302                         8,157

    Treasury stock sold                                                                       2                             1
                                                                      ------------------------------------------------------------
    Balance at end of year                                                             (66,120)                      (58,017)
                                                                      ------------------------------------------------------------
      Total stockholders' equity                                                        206,749                       257,927
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive income (loss) :

    Net income (loss)                                                                    38,078                        41,374

    Other comprehensive income (loss), net of tax                                         3,183                         6,222
                                                                      ------------------------------------------------------------
    Total comprehensive income (loss)                                                    41,261                        47,596
----------------------------------------------------------------------------------------------------------------------------------

                                   Advantest Corporation - Consolidated (FY2005)


       Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------------
                                                                                FY2004                        FY2005
                                                                        (April 1, 2004 through        (April 1, 2005 through
                                                                           March 31, 2005)               March 31, 2006)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                Amount                        Amount
                                                                           (in million Yen)              (in million Yen)
----------------------------------------------------------------------------------------------------------------------------------
 I   Cash flows from operating activities:

       Net income (loss)                                                                38,078                        41,374

       Adjustments to reconcile net income (loss) to net cash provided by operating activities:

        Depreciation and amortization                                                    8,285                         8,275

        Deferred income taxes                                                           13,540                         1,005

        Stock option compensation expense                                                2,290                         1,884

        Decrease (increase) in trade accounts receivable                                20,953                       (11,072)

        Decrease (increase) in inventories                                              20,218                           108

        Increase (decrease) in trade accounts payable                                  (16,375)                        7,627

        Increase (decrease) in income taxes payable                                      3,311                        12,506

        Increase (decrease) in accrued expenses                                          4,445                        (1,261)

        Increase (decrease) in accrued warranty expenses                                   969                           610

        Increase (decrease) in deferred revenue                                         (2,456)                          548

        Increase (decrease) in accrued pension and  severance cost                      (3,409)                         (329)

        Other                                                                              478                        (1,795)
                                                                    -------------------------------------------------------------
          Net cash provided by operating activities                                     90,327                        59,480
                                                                    -------------------------------------------------------------
 II  Cash flows from investing activities:

      Proceeds from sale of marketable securities (available-for-                        1,428                         2,977
      sale securities)

      Proceeds from sale of non-marketable securities                                       50                             -

      Purchases of marketable securities                                                     -                        (2,256)

      Purchases of non-marketable securities                                                 -                        (1,900)

      Proceeds from sale of property, plant and equipment                                  132                           258

      Purchases of intangible assets                                                      (470)                         (523)

      Purchases of property, plant and equipment                                        (8,738)                       (7,071)

      Other                                                                               (652)                          (27)
                                                                    -------------------------------------------------------------
        Net cash used in investing activities                                           (8,250)                       (8,542)
                                                                    -------------------------------------------------------------
 III Cash flows from financing activities:

      Principal payments on long-term debt                                              (4,543)                      (20,043)

      Proceeds from sales of treasury stock                                                939                         6,378

      Payments to acquire treasury stock                                               (54,511)                          (57)

      Dividends paid                                                                    (4,907)                       (4,622)

      Other                                                                                (14)                            8
                                                                    -------------------------------------------------------------
        Net cash used in financing activities                                          (63,036)                      (18,336)
                                                                    -------------------------------------------------------------
 IV  Net effect of exchange rate changes on cash and cash                                  799                         4,337
     equivalents                                                    -------------------------------------------------------------

 V   Net change in cash and cash equivalents                                            19,840                        36,939

 VI  Cash and cash equivalents at beginning of year                                    101,146                       120,986
                                                                    -------------------------------------------------------------
 VII Cash and cash equivalents at end of year                                          120,986                       157,925
                                                                     -------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Organization of the Advantest Group

The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

 _________________________________________________________________________________________________________________________________
|                                                                                                                                 |
|  =============================================================================================================================  |
|                                                    Customers and Distributors                                                   |
|  =============================================================================================================================  |
|   ^                   ^                                        ^                                                    ^       ^   |
|   |                   |                                        |                                                    |       |   |
|   |                   |                                        |                                                    |       |   |
|  _|___________________|________________________________________|____________________________________________________|_______|_  |
| | |                   |                    |                   |                 |                                  |       | | |
| | |                   |                                        |                                                    |       | | |
| | |                   |                    |                   |                 |                                  |       | | |
| | |                   |                                        |                                                    |       | | |
| | |                   |      Sales and Support Companies       |                 |                                  |       | | |
| | |                   |      - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -                  |       | | |
| | |                   |     | Advantest America, Inc.                Advantest Taiwan Inc.        |                 |       | | |
| | |                   |---->| Advantest (Europe) GmbH                Advantest Korea Co., Ltd.    |<----------------|       | | |
| | |                   |     | Advantest (Singapore) Pte. Ltd.        Advantest (Suzhou) Co., Ltd. |                 |       | | |
| | |                   |      - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -                  |       | | |
| | |                   |                     |  ^               ^                 |                                  |       | | |
| | |                   |                        |               |                                                    |       | | |
| | |                   |                     |  |               |                 |                                  |       | | |
| | |  Development, manufacturing and sales      |               |                                                    |       | | |
| | |    companies      |                     |  |  Manufacturing|Company          |  Service Companies               |       | | |
| | |   - - - - - - - - - - - - - - - - - -      |  - - - - - - - - - - - - - -       - - - - - - - - - - - - - - - - - - -   | | |
| | |  | Japan Engineering Co., Ltd        |  |  | | Advantest Engineering     |   | | Advantest Customer Support          |  | | |
| | |  | Advantest Kyushu Systems Co., Ltd |     | | (M)Sdn. Bhd.              |     |   Corporation                       |  | | |
| | |   - - - - - - - - - - - - - - - - - -   |  |  - - - - - - - - - - - - - -    | | Advantest Finance Inc.              |  | | |
| | |                   |                        |                                   | Electronic Retrofit Corporation.    |  | | |
| | |                   |                     |  |                                 | | Advantest Logistics Co., Ltd.       |  | | |
| | |                   |                        |                                   | Advanfacilities Co., Ltd.           |  | | |
| | |                   |                     |  |                                 | | Advantest Technical Information     |  | | |
| | |                   |                        |                                   |   Service Corporation               |  | | |
| | |                   |                     |  |                                 | | Advantest Analysis Laboratories     |  | | |
| | |                   |                        |                                   |   Co., Ltd.                         |  | | |
| | |                   |                        |                                   | Advantest Staff Resource            |  | | |
| | |                   |                     |  |                                 | |   Corporation                       |  | | |
| | |                   |                        |                                   | Advantest Media Service             |  | | |
| | |                   |                     |  |                                 | |   Corporation                       |  | | |
| | |                   |                        |                                   | Advantest Information Systems, Inc. |  | | |
| | |                   |                     |  |                                 |  - - - - - - - - - - - - - - - - - - -   | | |
| | |                   |                        |                                                      ^                     | | |
| | |                   |                     |  |                                 |                    |                     | | |
| | |                   |                        |                                                      |                     | | |
| | |                   v                     |  v                                 |                    v                     | | |
| | |  =====================================================================================================================  | | |
| | ---                                                Advantest Corporation                                                --- | |
| |    =====================================================================================================================    | |
| |                                         ^ |                ^                   |                    ^                       | |
| |                                         |                  |                                        |                       | |
| |                                         | |                |                   |                    |                       | |
| |   Manufacturing Company                 |     Manufacturing|Companies             Research and Development Companies        | |
| |    - - - - - - - - - - - - - - - - - -  | |    - - - - - - - - - - - - - -     |  - - - - - - - - - - - - - - - - - - -     | |
| |   | Advantest Manufacturing, Inc.     |-|     | Advanmechatec Co., Ltd.   |      | Advantest Laboratories Co., Ltd.    |    | |
| |    - - - - - - - - - - - - - - - - - -  | |   | Advantest DI Corporation  |    | | Advantest Europe R&D S.A.R.L.       |    | |
| |                                         |      - - - - - - - - - - - - - -        - - - - - - - - - - - - - - - - - - -     | |
| |                                         | |                                    |                                            | |
| |   Development companies                 |                                                                                   | |
| |    - - - - - - - - - - - - - - - - - -  | |                                    |                                            | |
| |   | Advansoft Development             | |                                                                                   | |
| |   |   Corporation                     | | |                                    |                                            | |
| |   | Advantest Tokyo Systems Co., Ltd. | |                                                                                   | |
| |   | Advantest Tohoku Systems Co., Ltd.|-  |                                    |                                            | |
| |   | Advantest Kansai Systems Co., Ltd.|                                                                                     | |
| |   | Advantest America R&D Center,     |   |                                    |                                            | |
| |   |   Inc.                            |                                                                                     | |
| |    - - - - - - - - - - - - - - - - - -    |                                    |                                            | |
| |                                                                                                                             | |
| |                                           |                                    |                                            | |
| |                                                                                                                             | |
| |___________________________________________|____________________________________|____________________________________________| |
|                                                                                                                                 |
|                                                                                                                                 |
|   __________________________________________ ____________________________________ ___________________________________________   |
|  |                                          |                                    |                                           |  |
|  | Semiconductor and Component Test System  |         Mechatronics System        |         Services, Support and Others      |  |
|  |__________________________________________|____________________________________|___________________________________________|  |
|                                                                                                                                 |
|_________________________________________________________________________________________________________________________________|
There are 11 other consolidated subsidiaries in addition to those mentioned in the above diagram.
Consolidated subsidiaries (23 domestic; 17 overseas; 40 total)
<-- : Main flow of products and services

Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements

          Advantest prepares these consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources (collectively "U.S. GAAP"). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the United States of America.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

          Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares its consolidated financial statements in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method

          Advantest's consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. Advantest does not have any variable interest entities as provided in the U.S. Financial Accounting Standards Board's Interpretation No. 46 (Revised December
2003)- "Consolidation of Variable Interest Entities". Thus, Advantest does not include any such entity in its consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

          The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:


-------------- --------------- ------------------------- ------------------------- --------------------
                                       FY 2004                   FY 2005           Increase (decrease)
                               (As of March 31, 2005)    (As of March 31, 2006)
-------------- --------------- ------------------------- ------------------------- --------------------
               Domestic                              22                        23                    1
               --------------- ------------------------- ------------------------- --------------------
               Overseas                              17                        17                    0
               --------------- ------------------------- ------------------------- --------------------
Consolidated subsidiaries                            39                        40                    1
------------------------------ ------------------------- ------------------------- --------------------
Equity method affiliates                              -                         -                    -
------------------------------ ------------------------- ------------------------- --------------------
Total                                                39                        40                    1
------------------------------ ------------------------- ------------------------- --------------------

Changes in the scope of consolidation:
Newly included (1):     Advantest Technology Solutions Corporation *1

*1 Advantest Technology Solutions Corporation was established on July 1, 2005 as a subsidiary to conduct semiconductor design validation system business.


(Note 2)  Summary of Significant Accounting Policies and Practices

          There was no change in accounting policies and practices.

          For details regarding the accounting practices, please see the note "Business Contents and Significant Accounting Policies" to the Consolidated Financial statements on the Yuka Shoken Hokokusho from the previous fiscal year.

(Note 3)  Investment Securities

          Investment securities at March 31, 2005 and 2006 consist of marketable and non-marketable equity securities. Advantest classifies marketable equity securities as available-for-sale. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2005 and 2006 were as follows:


                                                               Million Yen
                                                               -----------
                                                              March 31, 2005
                                                              --------------
                                                          Gross           Gross
                                                          -----           -----
                                                       unrealized       unrealized
                                                       ----------       ----------
                                         Acquisition
                                         -----------
                                            Cost            Gains         Losses         Fair value
                                            ----            -----         ------         ----------
        Noncurrent:
           Available-for-sale:
              Equity securities             3,803           2,516              -             6,328

                                                               Million Yen
                                                               -----------
                                                              March 31, 2006
                                                              --------------
                                                          Gross           Gross
                                                          -----           -----
                                                       unrealized       unrealized
                                                       ----------       ----------
                                         Acquisition
                                         -----------
                                            Cost            Gains         Losses         Fair value
                                            ----            -----         ------         ----------
        Noncurrent :
           Available-for-sale:
              Equity securities             4,424           4,559              8              8,975



          Gross realized gains and losses on available-for-sales equity securities for the years ended March 31, 2005 and 2006 were as follows:

                                                                    Million Yen
                                                                    -----------
                                                  March 31, 2005                   March 31, 2006
                                                  --------------                   --------------
                                              Gross            Gross           Gross            Gross
                                              -----            -----           -----            -----
                                             realized         realized        realized         realized
                                            ----------      ----------       ----------      ----------
                                               Gains           Losses           Gains           Losses
                                               -----           ------           -----           ------
        Noncurrent:
           Available-for-Sale
              Equity securities:                   934               -            1,040               -


          Gross realized gains and losses based on the averaged cost method are included in "other income (expense)" in the consolidated statements of operations and "other" in net cash provided by operating activities in the consolidated statements of cash flows.

          Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for the possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes the impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.


(Note 4)  Basic and diluted net income (loss) per share

          Basic and diluted net income (loss) per share was computed as follows:

                                                         FY2004                     FY2005

                                                  --------------------       --------------------

          Numerator:
            Net income                                 38,078  million            41,374  million
                                                  ------------               ------------

          Denominator

            Basic weighted average shares          97,750,345  shares         92,694,513  shares
            Dilutive effect of exercise of stock      260,394  shares            497,027  shares
            option and warrants
                                                  ------------               ------------

          Diluted weighted average shares          98,010,739  shares         93,191,540  shares
                                                  ------------               ------------


      At March 31, 2005 and 2006, stock options and warrants representing, upon exercise, 7,000 shares and 2,000 shares, respectively, were outstanding but were not included in the computation for net income per share (diluted) because the foregoing did not have any dilutive effect.

                                   Advantest Corporation - Consolidated (FY2005)

(Segment Information)
1. Business Segment Information

====================================================================================================================================
                                                                                    FY2004                        FY2005
                                                                            (April 1, 2004 through        (April 1, 2005 through
                                                                                March 31, 2005)               March 31, 2006)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Amount (million)  Percentage  Amount (million)  Percentage
                                                                                               (%)                           (%)
====================================================================================================================================
 Semi-conductor and            Net sales to unaffiliated customers               173,938         96.3          187,136         97.8
Component Test System
                               Intersegment sales                                  6,747          3.7            4,279          2.2
                               -----------------------------------------------------------------------------------------------------
                          Net sales                                              180,685        100.0          191,415        100.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating expenses                                     130,061         72.0          133,898         70.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating income (loss)                                 50,624         28.0           57,517         30.0
                          ==========================================================================================================
                          Expenditures for additions to long-lived assets          2,431                         2,649
                          ----------------------------------------------------------------------------------------------------------
                          Depreciation and amortization                            3,225                         2,993
                          ----------------------------------------------------------------------------------------------------------
                          Total assets                                            86,104                        94,745
====================================================================================================================================
====================================================================================================================================
Mechatronics System            Net sales to unaffiliated customers                45,821         98.8           47,724         98.9

                               Intersegment sales                                    574          1.2              536          1.1
                               -----------------------------------------------------------------------------------------------------
                          Net sales                                               46,395        100.0           48,260        100.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating expenses                                      32,733         70.6           36,294         75.2
                          ----------------------------------------------------------------------------------------------------------
                          Operating income (loss)                                 13,662         29.4           11,966         24.8
                          ==========================================================================================================
                          Expenditures for additions to long-lived assets            654                         1,177
                          ----------------------------------------------------------------------------------------------------------
                          Depreciation and amortization                            1,220                         1,058
                          ----------------------------------------------------------------------------------------------------------
                          Total assets                                            22,587                        27,444
====================================================================================================================================
====================================================================================================================================
Services, Support and          Net sales to unaffiliated customers                19,680        100.0           19,062        100.0
       Others
                               Intersegment sales                                      -            -                -            -
                               -----------------------------------------------------------------------------------------------------
                          Net sales                                               19,680        100.0           19,062        100.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating expenses                                      16,278         82.7           15,209         79.8
                          ----------------------------------------------------------------------------------------------------------
                          Operating income (loss)                                  3,402         17.3            3,853         20.2
                          ==========================================================================================================
                          Expenditures for additions to long-lived assets          5,709                         4,203
                          ----------------------------------------------------------------------------------------------------------
                          Depreciation and amortization                            3,361                         3,680
                          ----------------------------------------------------------------------------------------------------------
                          Total assets                                            16,197                        16,722
====================================================================================================================================
====================================================================================================================================
Elimination and Corporate      Net sales to unaffiliated customers                     -            -                -            -

                               Intersegment sales                                 (7,321)       100.0           (4,815)       100.0
                               -----------------------------------------------------------------------------------------------------
                          Net sales                                               (7,321)       100.0           (4,815)       100.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating expenses                                         675            -            2,179            -
                          ----------------------------------------------------------------------------------------------------------
                          Operating income (loss)                                 (7,996)           -           (6,994)           -
                          ==========================================================================================================
                          Expenditures for additions to long-lived assets            554                           294
                          ----------------------------------------------------------------------------------------------------------
                          Depreciation and amortization                              479                           544
                          ----------------------------------------------------------------------------------------------------------
                          Total assets                                           171,881                       211,865
====================================================================================================================================
====================================================================================================================================
      Consolidated             Net sales to unaffiliated customers               239,439        100.0          253,922        100.0

                               Intersegment sales                                      -            -                -            -
                               -----------------------------------------------------------------------------------------------------
                          Net sales                                              239,439        100.0          253,922        100.0
                          ----------------------------------------------------------------------------------------------------------
                          Operating expenses                                     179,747         75.1          187,580         73.9
                          ----------------------------------------------------------------------------------------------------------
                          Operating income (loss)                                 59,692         24.9           66,342         26.1
                          ==========================================================================================================
                          Expenditures for additions to long-lived assets          9,348                         8,323
                          ----------------------------------------------------------------------------------------------------------
                          Depreciation and amortization                            8,285                         8,275
                          ----------------------------------------------------------------------------------------------------------
                          Total assets                                           296,769                       350,776
====================================================================================================================================

(Notes)   1.   Adjustments included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.
          2.   The operating profit in the business segment information for the previous fiscal year and in the consolidated income statement do not match with the operating income in the consolidated income statement as the business segment information does not include the temporary profit of (Y)3,317 million and the stock option cost of (Y)2,290 million. Also, the operating profit for this fiscal year in the consolidated income statement does not include the stock option cost of (Y) 1,884 million. Profit and loss from these are not included in management's analysis of results.
          3.   Total assets included in Corporate primarily consist of the parent company's cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

2. Geographic Segment Information

 Net sales to unaffiliated customers

=====================================================================================================================
                                                                     FY2004                        FY2005
                                                             (April 1, 2004 through        (April 1, 2005 through
                                                                 March 31, 2005)               March 31, 2006)
---------------------------------------------------------------------------------------------------------------------
           Net sales to unaffiliated customers            Amount (million)  Percentage  Amount (million)  Percentage
                                                                                (%)                           (%)
=====================================================================================================================
      Americas                                                     23,024          9.6           25,516         10.0
      ---------------------------------------------------------------------------------------------------------------
      Europe                                                       12,270          5.1           14,558          5.7
      ---------------------------------------------------------------------------------------------------------------
      Asia                                                        144,120         60.2          132,708         52.3
      ---------------------------------------------------------------------------------------------------------------
           Total Overseas                                         179,414         74.9          172,782         68.0
      ---------------------------------------------------------------------------------------------------------------
      Japan                                                        60,025         25.1           81,140         32.0
      ---------------------------------------------------------------------------------------------------------------
           Consolidated                                           239,439        100.0          253,922        100.0
=====================================================================================================================

(Cautionary Statement Regarding the Presentation of Notes)
In order to enable timely disclosure of business results, certain notes have been omitted.
These notes will be presented as a "Supplement to the Earnings
Release" as soon as they become available.

                       Advantest Corporation - Supplemental Information (FY2005)

Supplemental Information to the FY2005 Earnings Digest
        *All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2005 Results (April 1, 2005 through March 31, 2006)

     (Consolidated)                                                                      (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
     Net sales                                            239,439         253,922              14,483                    6.0
     ------------------------------------------------------------------------------------------------------------------------
     Operating income (loss)                               60,719          64,458               3,739                    6.2
     ------------------------------------------------------------------------------------------------------------------------
     Income (loss) before income taxes                     61,808          67,454               5,646                    9.1
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                     38,078          41,374               3,296                    8.7
     ------------------------------------------------------------------------------------------------------------------------
     Total assets                                         296,769         350,776              54,007                   18.2
     ------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity                                 206,749         257,927              51,178                   24.8
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss) per share (basic) (in Yen)          389.54          446.34               56.80                   14.6
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss) per share (diluted) (in Yen)        388.51          443.96               55.45                   14.3
     ------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity per share (in Yen)             2,236.97        2,763.71              526.74                   23.5
     ------------------------------------------------------------------------------------------------------------------------
     Net interest expense                                     156           1,470               1,314                  839.4
     ------------------------------------------------------------------------------------------------------------------------
     ROE(%)                                                  17.8            17.8                   -                      -
     ------------------------------------------------------------------------------------------------------------------------

     (Non-Consolidated) (Parent Company only, Japanese GAAP)                                (Truncated after the million Yen)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
     Net sales                                            203,315         217,688              14,373                    7.1
     ------------------------------------------------------------------------------------------------------------------------
     Operating income (loss)                               41,910          49,746               7,836                   18.7
     ------------------------------------------------------------------------------------------------------------------------
     Income (loss) before income taxes                     43,365          53,878              10,512                   24.2
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                     28,421          35,273               6,851                   24.1
     ------------------------------------------------------------------------------------------------------------------------
     Total assets                                         238,109         274,538              36,428                   15.3
     ------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity                                 159,074         197,226              38,151                   24.0
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss) per share (in Yen)                  288.68          378.34               89.66                   31.1
     ------------------------------------------------------------------------------------------------------------------------
     Fully diluted net income per share (in Yen)           287.91          376.33               88.42                   30.7
     ------------------------------------------------------------------------------------------------------------------------
     Stockholders' equity per share (in Yen)             1,718.95        2,111.11              392.16                   22.8
     ------------------------------------------------------------------------------------------------------------------------
     Dividends per share (in Yen)                           50.00           70.00               20.00                   40.0
     ------------------------------------------------------------------------------------------------------------------------


2. Consolidated Net Sales by Business and Geographic Segment                             (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
     By Business Segment                               FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
           Semiconductor and Component                    180,685         191,415              10,730                    5.9
           Test System
           ------------------------------------------------------------------------------------------------------------------
           Mechatronics System                             46,395          48,260               1,865                    4.0
           ------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                    19,680          19,062                (618)                  (3.1)
           ------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination           (7,321)         (4,815)              2,506                      -
           ------------------------------------------------------------------------------------------------------------------
     Total net sales                                      239,439         253,922              14,483                    6.0
     ------------------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------------------
     By Geographic Segment                             FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
     Japan                                                 60,025          81,140              21,115                   35.2
     ------------------------------------------------------------------------------------------------------------------------
           Americas                                        23,024          25,516               2,492                   10.8
           ------------------------------------------------------------------------------------------------------------------
           Europe                                          12,270          14,558               2,288                   18.6
           ------------------------------------------------------------------------------------------------------------------
           Asia                                           144,120         132,708             (11,412)                  (7.9)
           ------------------------------------------------------------------------------------------------------------------
     Total overseas                                       179,414         172,782              (6,632)                  (3.7)
     ------------------------------------------------------------------------------------------------------------------------

3. Consolidated Orders input received and Orders backlog by Business Segment             (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
     Orders input received                             FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
           Semiconductor and Component                    171,079         195,585              24,506                   14.3
           Test System
           ------------------------------------------------------------------------------------------------------------------
           Mechatronics System                             43,833          49,491               5,658                   12.9
           ------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                    19,117          19,251                 134                    0.7
           ------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination           (6,547)         (4,892)              1,655                      -
           ------------------------------------------------------------------------------------------------------------------
     Total orders input received                          227,482         259,435              31,953                   14.0
     ------------------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------------------
     Orders backlog                                    FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
           Semiconductor and Component                     32,046          36,215               4,169                   13.0
           Test System
           ------------------------------------------------------------------------------------------------------------------
           Mechatronics System                              6,660           7,891               1,231                   18.5
           ------------------------------------------------------------------------------------------------------------------
           Services, Support and Others                       848           1,038                 190                   22.3
           ------------------------------------------------------------------------------------------------------------------
           Intercompany transactions elimination              (16)            (93)                (77)                     -
           ------------------------------------------------------------------------------------------------------------------
     Total orders backlog                                  39,538          45,051               5,513                   13.9
     ------------------------------------------------------------------------------------------------------------------------

     (Note) The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the beginning of such period. Orders input received are recorded upon receipt of a written customer order.


4. Consolidated Cash Flows                                                               (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
           Operating activities                            90,327          59,480             (30,847)                 (34.2)
           ------------------------------------------------------------------------------------------------------------------
           Investing activities                            (8,250)         (8,542)               (292)                     -
           ------------------------------------------------------------------------------------------------------------------
           (Free cash flows)                               82,077          50,938             (31,139)                 (37.9)
           ------------------------------------------------------------------------------------------------------------------
           Financing activities                           (63,036)        (18,336)             44,700                      -
           ------------------------------------------------------------------------------------------------------------------
     Total cash flows                                      19,041          32,602              13,561                   71.2
     ------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period           120,986         157,925              36,939                   30.5
     ------------------------------------------------------------------------------------------------------------------------


5. Consolidated Outstanding Interest-bearing liabilities                                 (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
           Bonds and warrant bonds                         20,000               -             (20,000)                     -
           ------------------------------------------------------------------------------------------------------------------
           Loans and lease obligations                         97              64                 (33)                 (34.1)
           ------------------------------------------------------------------------------------------------------------------
     Total interest-bearing liabilities                    20,097              64             (20,033)                 (99.7)
     ------------------------------------------------------------------------------------------------------------------------


6. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses
                                                                                         (Rounded to the nearest million Yen)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
     Capital expenditures                                   9,348           8,323              (1,025)                 (11.0)
     ------------------------------------------------------------------------------------------------------------------------
     Depreciation and amortization                          8,285           8,275                 (10)                  (0.1)
     ------------------------------------------------------------------------------------------------------------------------
     Research and development expenses                     26,280          26,927                 647                    2.5
     ------------------------------------------------------------------------------------------------------------------------


7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                        (Persons)
     ------------------------------------------------------------------------------------------------------------------------
                                                       FY2004          FY2005       Increase/Decrease   Percentage change (%)
     ========================================================================================================================
     Non-Consolidated (Parent Company only)                 1,433           1,445                  12                    0.8
     ------------------------------------------------------------------------------------------------------------------------
           Domestic                                         1,350           1,355                   5                    0.4
           ------------------------------------------------------------------------------------------------------------------
           Overseas                                           782             795                  13                    1.7
           ------------------------------------------------------------------------------------------------------------------
     Consolidated Subsidiaries total                        2,132           2,150                  18                    0.8
     ------------------------------------------------------------------------------------------------------------------------
     Consolidated full-time employee total                  3,565           3,595                  30                    0.8
     ------------------------------------------------------------------------------------------------------------------------

8. Supplemental Segment Information

Segment information by geographic area                                                        (Rounded to the nearest million Yen)
==================================================================================================================================
                                                                        FY2004                             FY2005

                                                               (April 1, 2004 through  percentage    (April 1, 2005      percentage
                                                                   March 31, 2005)       (%)      through March 31, 2006)   (%)
==================================================================================================================================
      Japan              Net sales to unaffiliated customers             110,095             -                   119,996        -

                         Intersegment sales                              101,609             -                   111,958        -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                            211,704         100.0                   231,954    100.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                   160,283          75.7                   169,426     73.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                               51,421          24.3                    62,528     27.0
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                         157,726                                 180,431
==================================================================================================================================
==================================================================================================================================
    Americas             Net sales to unaffiliated customers              55,877             -                    53,834        -

                         Intersegment sales                                2,601             -                     3,605        -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                             58,478         100.0                    57,439    100.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                    54,388          93.0                    54,399     94.7
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                                4,090           7.0                     3,040      5.3
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                          27,074                                  31,353
==================================================================================================================================
==================================================================================================================================
     Europe              Net sales to unaffiliated customers              16,307             -                    18,505        -

                         Intersegment sales                                  934             -                     1,312        -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                             17,241         100.0                    19,817    100.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                    15,333          88.9                    17,810     89.9
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                                1,908          11.1                     2,007     10.1
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                          13,082                                  14,990
==================================================================================================================================
==================================================================================================================================
      Asia               Net sales to unaffiliated customers              57,160             -                    61,587        -

                         Intersegment sales                                7,523             -                     7,000        -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                             64,683         100.0                    68,587    100.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                    56,621          87.5                    62,691     91.4
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                                8,062          12.5                     5,896      8.6
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                          48,214                                  65,372
==================================================================================================================================
==================================================================================================================================
 Elimination and         Net sales to unaffiliated customers                   -             -                         -        -
    Corporate
                         Intersegment sales                             (112,667)            -                  (123,875)       -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                           (112,667)            -                  (123,875)       -
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                  (107,905)            -                  (114,862)       -
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                               (4,762)            -                    (9,013)       -
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                          50,673                                  58,630
==================================================================================================================================
==================================================================================================================================
  Consolidated           Net sales to unaffiliated customers             239,439             -                   253,922        -

                         Intersegment sales                                    -             -                         -        -
                         ---------------------------------------------------------------------------------------------------------
                    Net sales                                            239,439         100.0                   253,922    100.0
                    --------------------------------------------------------------------------------------------------------------
                    Operating expenses                                   178,720          74.6                   189,464     74.6
                    --------------------------------------------------------------------------------------------------------------
                    Operating income (loss)                               60,719          25.4                    64,458     25.4
                    --------------------------------------------------------------------------------------------------------------
                    Total assets                                         296,769                                 350,776
==================================================================================================================================

(Notes)       1. Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expense and segment by geographic area. Stock option compensation expense of (Y) 1,884 million in this consolidated fiscal year is included in Corporate operating cost. Furthermore, temporary profit of (Y) 3,317 million from the return of substitutional portion of its Employee's Pension Fund plans and stock option compensation expense of (Y) 2,290 million in the previous consolidated financial year are included in Corporate operating costs.
              2. Total assets included in Corporate primarily consist of the parent company's cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities.

  (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                 FY2005 Selected Non-Consolidated Financial Data
                           (Year ended March 31, 2006)

                                                                  April 26, 2006

Company name                                    : Advantest Corporation
                                                  (URL http://www.advantest.co.jp/investors/)
                                                       -------------------------------------
Stock exchanges on which shares are listed      : Tokyo Stock Exchange
Stock code number                               : 6857
Location of head office                         : Tokyo Prefecture
Company representative                          : Toshio Maruyama, Representative Board Director, President and
                                                  CEO
Contact person                                  : Hiroshi Nakamura, Manager, Accounting Department
                                                  (03) 3214-7500
Date of Board meeting to approve the
financial results                               : April 26, 2006
Payment of interim dividend                     : Yes
Expected commencement date of dividend payment  : June 28, 2006
Date of general shareholders meeting            : June 27, 2006
Adoption of the unit share (tangenkabu) system  : Yes (each unit comprises 100 shares)


1. Results of FY2005 (April 1, 2005 through March 31, 2006)
(1) Financial Results

--------------- -------------------------------- -------------------------------- ---------------------------
                           Net sales                    Operating income               Ordinary income
--------------- -------------------------------- -------------------------------- ---------------------------
                      Million Yen    % increase        Million Yen    % increase    Million Yen   % increase
FY2005                  217,688           7.1             49,746          18.7         53,878         24.2
FY2004                  203,315          35.0             41,910          76.3         43,365         80.4
--------------- ------------------ ------------- ------------------ ------------- -------------- ------------

--------------- --------------------------- ------------ -------------- ------------ ---------------- -------------
                                                 Net     Fully diluted                  Ratio of        Ratio of
                        Net income             income      net income    Return on      ordinary        ordinary
                                              per share     per share      equity    income to total    income to
                                                                                         assets         net sales
--------------- -------------- ------------ ------------ -------------- ------------ ---------------- -------------
                  Million Yen   % increase       Yen           Yen            %              %              %
FY2005               35,273         24.1        378.34        376.33        19.8           21.0           24.8
FY2004               28,421        137.7        288.68        287.91        16.3           16.8           21.3
--------------- -------------- ------------ ------------ -------------- ------------ ---------------- -------------

Note 1: Average number of shares outstanding was 92,694,513 shares during FY2005 and 97,750,345 shares during FY2004.
Note 2: No changes in accounting policies have been made during these periods.
Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes from the previous year.

(2)  Dividends

--------------- ----------------------------------------------- ------------------- ---------------- ---------------
                          Annual dividend per share               Total dividend     Payout ratio      Dividend on
                               ----------------- --------------        paid                              equity
                                   Interim         Year end
--------------- -------------- ----------------- -------------- ------------------- ---------------- ---------------
                          Yen               Yen            Yen         Million Yen              %                %
FY2005                  70.00             25.00          45.00               6,513           18.5              3.3
FY2004                  50.00             25.00          25.00               4,768           16.8              3.0
--------------- -------------- ----------------- -------------- ------------------- ---------------- ---------------


(3)  Financial Position

--------------- ----------------------- ----------------------- --------------------- ---------------------
                     Total assets        Stockholders' equity     Equity-to-assets       Stockholders'
                                                                       ratio            equity per share
--------------- ----------------------- ----------------------- --------------------- ---------------------
                         Million Yen             Million Yen                     %                   Yen
FY2005                        274,538                 197,226                  71.8              2,111.11
FY2004                        238,109                 159,074                  66.8              1,718.95
--------------- ----------------------- ----------------------- --------------------- ---------------------

Note 1: Number of shares outstanding at year end was 93,326,649 shares in FY2005 and 92,423,615 shares in FY2004.
Note 2: Number of shares held as treasury stock at year end was 6,456,736 shares in FY2005 and 7,359,770 shares in FY2004.

2. Projected Results for FY2006 (April 1, 2006 through March 31, 2007)

--------------------- ----------------- ------------------- ------------------ ---------------------------------------
                         Net sales          Ordinary            Net income            Annual dividend per share
                                             income                            ------------ -------------
                                                                                 Interim      Year end
--------------------- ----------------- ------------------- ------------------ ------------ ------------- ------------
                           Million Yen         Million Yen        Million Yen      Yen           Yen          Yen
FY2006 Interim            113,000              28,000             18,500           35.00             -            -
FY2006                    230,000              56,000             36,000               -         35.00        70.00
--------------------- ----------------- ------------------- ------------------ ------------ ------------- ------------

(Reference) Projected net income per share for the fiscal year: (Y)385.74

Figures presented in this Earning Digest have been truncated after the million Yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.

   (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                               Advantest Corporation - non-consolidated (FY2005)


   (Non-Consolidated Financial Statements)

       (Balance Sheets)
--------------------------------------------------------------------------------------------------------------------------
                                                              FY2004                               FY2005
                                                      (As of March 31, 2005)               (As of March 31, 2006)
--------------------------------------------------------------------------------------------------------------------------
                                                         Amount            Percentage          Amount           Percentage
                                                    (in million Yen)           (%)        (in million Yen)         (%)
--------------------------------------------------------------------------------------------------------------------------
 (Assets)
 I   Current Assets

   1.  Cash and deposits                                          68,676                               86,669

   2.  Trade notes receivables                                    12,418                                1,001

   3.  Accounts receivable                                        43,564                               71,892

   4.  Finished goods                                              4,371                                3,571

   5.  Raw materials                                               3,627                                4,774

   6.  Work in process                                            14,520                               13,085

   7.  Supplies                                                       67                                  177

   8.  Short-term loans receivable                                 6,876                                5,917

   9.  Other receivable                                            1,168                                1,962

   10. Deferred tax assets                                        10,032                                9,514

   11. Other                                                         727                                1,307

   12. Allowance for doubtful accounts                               (0)                                    -
                                                            ---------------                       --------------
     Total current assets                                        166,050       69.7                   199,872       72.8
                                                            ---------------                       --------------
 II  Noncurrent assets

   (1) Property, plant and equipment

     1.  Buildings                                  43,495                                42,922

       Accumulated depreciation                     28,122        15,372                  28,758       14,163
                                             ---------------                        --------------
     2.  Structures                                  4,100                                 3,994

       Accumulated depreciation                      3,154           945                   3,162          831
                                             ---------------                        --------------
     3.  Machinery and equipment                    17,651                                18,387

       Accumulated depreciation                     14,350         3,301                  14,746        3,640
                                             ---------------                        --------------
     4.  Vehicles and delivery equipment                30                                    40

       Accumulated depreciation                          7            22                      16           24
                                             ---------------                        --------------
     5.  Tools and furniture                        13,753                                12,861

       Accumulated depreciation                     11,833         1,920                  10,689        2,171
                                             ---------------                        --------------
     6.  Land                                                     18,141                               17,915

     7.  Construction in progress                                     74                                   33
                                                            ---------------                       --------------
       Total property, plant and                                  39,778       16.7                    38,781       14.1
       equipment                                            ---------------                       --------------
--------------------------------------------------------------------------------------------------------------------------

*Accumulated depreciation includes the accumulated impairment losses.

   (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                               Advantest Corporation - non-consolidated (FY2005)

--------------------------------------------------------------------------------------------------------------------------
                                                             FY2004                               FY2005
                                                     (As of March 31, 2005)               (As of March 31, 2006)
--------------------------------------------------------------------------------------------------------------------------
                                                         Amount            Percentage          Amount           Percentage
                                                   (in million Yen)           (%)         (in million Yen)          (%)
--------------------------------------------------------------------------------------------------------------------------
   (2) Intangible fixed assets

     1.  Patent rights                                               187                                  136

     2.  Leasehold rights                                            173                                  173

     3.  Telephone rights                                             39                                   39

     4.  Utility rights                                               84                                   12

     5.  Software                                                    914                                  816

     6.  Other                                                        38                                   54
                                                            ---------------                       --------------
       Total intangible fixed assets                               1,437        0.6                     1,233        0.5
                                                            ---------------                       --------------
   (3) Investments and other assets

     1.  Investment securities                                     7,430                               12,228

     2.  Investment in associated                                 16,390                               16,470
         companies

     3.  Long-term loans receivable                                   22                                   28

     4.  Long-term loans to associated                             1,050                                1,050
         companies

     5.  Long-term prepaid expenses                                  588                                  426

     6.  Deferred tax assets                                       4,137                                3,482

     7.  Other                                                     1,223                                  965
                                                            ---------------                       --------------
       Total investment and other assets                          30,842       13.0                    34,650       12.6
                                                            ---------------                       --------------
     Total noncurrent assets                                      72,058       30.3                    74,665       27.2
                                                            ---------------                       --------------

     Total assets                                                238,109      100.0                   274,538      100.0
                                                            ---------------                       --------------

 (Liabilities)

I Current liabilities

   1.  Trade accounts payable                                     22,642                               30,476

   2.  Current installments of bonds                              20,000                                    -

   3.  Other accounts payable                                      2,037                                2,419

   4.  Accrued expenses                                           10,230                                9,054

   5.  Income tax payable                                          4,116                               16,315

   6.  Advance received                                              284                                  122

   7.  Deposits received                                           5,660                                4,677

   8.  Allowance for product warranty                              4,345                                4,877

   9.  Other                                                         178                                  177
                                                            ---------------                       --------------
     Total current liabilities                                    69,495       29.2                    68,120       24.8
                                                            ---------------                       --------------
--------------------------------------------------------------------------------------------------------------------------

   (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                               Advantest Corporation - non-consolidated (FY2005)

--------------------------------------------------------------------------------------------------------------------------
                                                             FY2004                               FY2005
                                                      (As of March 31, 2005)               (As of March 31, 2006)
--------------------------------------------------------------------------------------------------------------------------
                                                          Amount           Percentage          Amount           Percentage
                                                    (in million Yen)           (%)        (in million Yen)          (%)
--------------------------------------------------------------------------------------------------------------------------
 II  Noncurrent liabilities

   1.  Long-term borrowings                                           40                                   10

   2.  Allowance for retirement benefits                           7,100                                6,970

   3.  Allowance for officers' retirement                          1,509                                1,681
       benefits

   4.  Other                                                         888                                  529
                                                            ---------------                       --------------
     Total noncurrent liabilities                                  9,539        4.0                     9,191        3.4
                                                            ---------------
     Total liabilities                                            79,034       33.2                    77,311       28.2
                                                            ---------------                       --------------

 (Stockholders' equity)

 I   Common stock                                                 32,362       13.6                    32,362       11.8

 II  Capital surplus

   1.  Additional paid-in capital                   32,973        32,973                  32,973       32,973
                                             ------------------------------         ----------------------------
     Total capital surplus                                        32,973       13.8                    32,973       12.0

 III Retained earnings

   1.  Legal reserve                                               3,083                                3,083

   2.  Voluntary reserve

      (1) Reserve for losses in                     27,062                                27,062
          foreign investments

      (2) General reserve                           99,880       126,942                 121,880      148,942
                                             ---------------                        --------------
   3.  Unappropriated earnings at end of                          28,538                               35,204
       year
                                                            ---------------                       --------------
   Total retained earnings                                       158,563       66.6                   187,229       68.2

  IV  Net unrealized holding gains on                              1,294        0.5                     2,677        0.9
      other securities

  V   Treasury stock                                            (66,119)     (27.7)                   (58,017)     (21.1)
                                                            ---------------                       --------------
   Total stockholders' equity                                    159,074       66.8                   197,226       71.8
                                                            ---------------                       --------------
   Total liabilities and stockholders' equity                    238,109      100.0                   274,538      100.0
                                                            ---------------                       --------------
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

   (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                               Advantest Corporation - non-consolidated (FY2005)

       (Statements of Income)
--------------------------------------------------------------------------------------------------------------------------
                                                             FY2004                               FY2005
                                                     (April 1, 2004 through               (April 1, 2005 through
                                                         March 31, 2005)                      March 31, 2006)
--------------------------------------------------------------------------------------------------------------------------
                                                          Amount           Percentage         Amount            Percentage
                                                    (in million Yen)           (%)        (in million Yen)          (%)
--------------------------------------------------------------------------------------------------------------------------
 I   Net sales

   1.  Net product sales                           203,315       203,315      100.0      217,688      217,688      100.0
                                             ---------------                        --------------
 II  Cost of sales

   1.  Inventory of finished goods at                8,154                                 4,371
       beginning of year

   2.  Cost of manufactured goods                  104,942                               113,665
                                             ---------------                        --------------
       Total                                       113,097                               118,037

   3.  Transfers to other accounts                   1,658                                   859

   4.  Inventory of finished goods at end of         4,371                                 3,571
       year                                  ---------------                        --------------

       Balance of cost of sales                    107,067       107,067       52.7      113,606      113,606       52.2
                                             ------------------------------         ----------------------------
       Gross profit                                               96,247       47.3                   104,082       47.8

 III Selling, general and administrative                          54,337       26.7                    54,335       25.0
     expenses                                               ---------------                       --------------

       Operating income (loss)                                    41,910       20.6                    49,746       22.8

 IV  Non-operating income

   1.  Interest income                                 116                                   139

   2.  Dividends income                              1,824                                 2,465

   3.  Lease income                                  2,015                                 2,085

   4.  Miscellaneous income                            666         4,622        2.3        1,743        6,433        3.0
                                             ---------------                        --------------

 V   Non-operating expenses

   1.  Interest expenses                                29                                    23

   2.  Bond interests                                  409                                   265

   3.  Expenses related to leased equipment          1,516                                 1,598

   4.  Miscellaneous expenses                        1,211         3,167        1.6          414        2,301        1.0
                                             ------------------------------         ----------------------------
       Ordinary income (loss)                                     43,365       21.3                    53,878       24.8

 VI  Extraordinary gain

   1.  Gain on return of substitutional
       portion of the Employees' Pension Fund        2,503         2,503        1.3            -            -          -
                                             ------------------------------         --------------------------------------
       Income (loss) before income taxes                          45,868       22.6                    53,878       24.8

       Income taxes                                  4,141                                18,364

       Income taxes - deferred                      13,305        17,446        8.6          239       18,604        8.6
                                             ------------------------------         ----------------------------
       Net income (loss)                                          28,421       14.0                    35,273       16.2

       Retained earnings brought forward                           3,020                                4,024

       Loss from disposition of treasury                             446                                1,780
       stock

       Interim dividend                                            2,457                                2,313
                                                            ---------------                       --------------
       Unappropriated earnings at end of year                     28,538                               35,204
                                                            ---------------                       --------------
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

   (All non-consolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

                               Advantest Corporation - non-consolidated (FY2005)

       (Proposed Appropriation of Retained Earnings)

--------------------------------------------------------------------------------------------------------------------------
                                                          FY2004                               FY2005
                                                 (April 1, 2004 through               (April 1, 2005 through
                                                      March 31, 2005)                      March 31, 2006)
--------------------------------------------------------------------------------------------------------------------------
                                                          Amount                               Amount
                                                     (in million Yen)                     (in million Yen)
--------------------------------------------------------------------------------------------------------------------------
    I   Unappropriated earnings at end                            28,538                               35,204
         of year

    II  Appropriation of earnings

     1.  Dividends                                   2,310                                 4,199

                                              ((Yen)25 per share)                     ((Yen)45 per share)
     2.  Director's bonus                              180                                   180

     3.  Corporate auditor's bonus                      23                                    23

     4.  Voluntary reserve
         General reserve                            22,000        24,513                  25,000       29,402
                                             -----------------------------------------------------------------------------
    III Unappropriated earnings                                    4,024                                5,801
        carried forward                                     ---------------                       --------------
--------------------------------------------------------------------------------------------------------------------------

     (Note) Interim dividends paid were as follows:
                                               FY2004                                FY2005
     Date of dividend payment                  December 1, 2004                      December 1, 2005
     Interim dividend amount                 (Yen)2,457 million                    (Yen)2,313 million
                                             ((Yen)25 per share)                   ((Yen)25 per share)

     (Significant Accounting Policies)
     There were no changes in accounting policies.


     (Cautionary Statement Regarding the Presentation of Notes)
     In order to enable timely disclosure of business results, certain notes have been omitted. These notes will be presented as a "Supplement to the Earnings Release" as soon as they become available.

Advantest



         Changes in Board of Directors, Auditors and Executive Officers

                       (To be effective on June 27, 2006)

(1) Nominees for the Board of Directors
    Director of the Board                 Naoyuki Akikusa (to be newly elected)
                                          Corporate Auditor of Advantest
                                          Corporation, Representative Director
                                          and Chairman of the Board of Fujitsu
                                          Limited

    Director of the Board                 Yasushige Hagio (to be newly elected)
                                          Attorney-at-Law, Partner of Seiwa
                                          Patent and Law

(2) Nominee for Corporate Auditor
    Corporate Auditor                     Megumi Yamamuro (to be newly elected)
                                          Professor, The University of Tokyo
                                          Graduate School for Law and Politics

(3) Nominees for Executive Officers
    President and CEO                     Toshio Maruyama
    Senior Executive Officer              Junji Nishiura
    Senior Executive Officer              Hiroji Agata
    Senior Executive Officer              Takashi Tokuno (to be promoted)
    Managing Executive Officer            Hitoshi Owada
    Managing Executive Officer            Yuri Morita
    Managing Executive Officer            Jiro Katoh
    Managing Executive Officer            Takao Tadokoro
    Managing Executive Officer            Hiroyasu Sawai
    Managing Executive Officer            Hiroshi Tsukahara
    Executive Officer                     Masao Shimizu
    Executive Officer                     Masao Araki
    Executive Officer                     Yuichi Kurita
    Executive Officer                     Yoshiro Yagi
    Executive Officer                     Hideaki Imada
    Executive Officer                     Shinichiro Umeda
    Executive Officer                     Akira Hatakeyama
    Executive Officer                     Yasuhiro Kawata
    Executive Officer                     Takashi Sugiura
    Executive Officer                     Shinichiro Kuroe
    Executive Officer                     Takashi Sekino (to be newly elected)
    Executive Officer                     Hiroshi Nakamura (to be newly elected)
    Executive Officer                     Yoshiaki Yoshida (to be newly elected)

Resignation from Corporate Auditor :

    Naoyuki Akikusa, Corporate Auditor --
    To be elected as Member of the Board of Directors

Other change :

    Kenichi Mitsuoka, Managing Executive Officer --
    To be elected as President of Advantest DI Corporation

Nominees for the Board of Directors (Biography)

     Naoyuki Akikusa (Date of Birth: December 12, 1938)
         Mar. 1961 Graduated from Waseda University, Faculty of Political
                   Science and Economics
         Apr. 1961 Joined Fujitsu Limited
         Jun. 1988 Member of the Board, Fujitsu Limited
         Jun. 1991 Managing Director, Fujitsu Limited
         Jun. 1992 Executive Director, Fujitsu Limited
         Jun. 1998 Representative Director and President, Fujitsu Limited
         Jun. 2003 Representative Director and Chairman, Fujitsu Limited
                   (Current Position)
         Jun. 2005 Corporate Auditor, Advantest Corporation (Current Position)

     Yasushige Hagio (Date of Birth: November 24, 1947)
         Mar. 1970 Graduated from University of Tokyo, Faculty of Law
         Apr. 1972 Assistant Judge, Tokyo District Court
         Apr. 1982 District Court Judge, Tokyo District Court
         Apr. 1998 Instructor, Legal Training and Research Institute
         Dec. 2003 President of Shizuoka District Court
         Jun. 2004 Attorney-at-Law, Partner of Seiwa Patent and Law (Current
                   Position)

Nominee for Corporate Auditor (Biography)

     Megumi Yamamuro (Date of Birth: March 8, 1948)
         Mar. 1972 Graduated from University of Tokyo, Faculty of Law
         Apr. 1974 Assistant Judge, Tokyo District Court
         Apr. 1984 District Court Judge, Tokyo District Court
         Apr. 1988 Instructor, Legal Training and Research Institute
         Apr. 1997 High Court Judge, Tokyo High Court
         Jul. 2004 Attorney-at-Law, CAST Itoga Law P.C. (Current Position) Oct. 2004 Professor, The University of Tokyo Graduate School for
                   Law and Politics (Current Position)

Nominees for New Executive Officers (Biography)

     Takashi Sekino (Date of Birth: May 30, 1957)
         Mar. 1982 Graduated from Gunma University, Graduate School of
                   Engineering
         Apr. 1982 Joined Advantest Corporation
         Apr. 2005 General Manager, 1st Technology Division, Technology
                   Development Group (Current Position)

     Hiroshi Nakamura (Date of Birth: December 4, 1957)
         Mar. 1981 Graduated from Kanazawa University, Faculty of Law and
                   Literature
         Apr. 1981 Joined Advantest Corporation
         Jun. 2002 Manager, Accounting Department, Corporate Affairs Group
                   (Current Position)

     Yoshiaki Yoshida (Date of Birth: February 8, 1958)
         Mar. 1980 Graduated from Yokohama National University, Management
                   Department
         Apr. 1980 Joined Nihon Lease Corporation
         Apr. 1999 Joined Advantest Corporation
         Apr. 2000 Representative Board Director, Advantest Finance Inc.
                   (Current Position)